Exhibit 99.4

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2025 and 2024
(Tabular amounts are in thousands of US dollars, unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Silvercorp Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Silvercorp Metals Inc. and subsidiaries (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment – Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-financial Assets — Refer to Note 2 to the financial statements

Critical Audit Matter Description
The Company’s determination of whether or not an indication of impairment or impairment reversal exists at the asset or cash generating unit level requires significant management judgment. Changes in metal price forecasts, estimated future costs of production, estimated future capital costs, the amount of recoverable mineral reserves and resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

While there are several estimates and assumptions that are required to determine whether or not an indicator of impairment or impairment reversal exists, the assumptions with the highest subjectivity are the changes in market conditions including future commodity prices and market interest rates. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to changes in market conditions including future commodity prices and market interest rates, in assessing indicators of impairment or potential reversal of impairment included, among others, the following:

•Evaluated the effectiveness of controls over management’s assessment of whether there are indicators of impairment or impairment reversal;

•With the assistance of fair value specialists, assessed if changes in market conditions could affect the mining interests’ recoverable amounts materially by:

•Evaluating the future commodity prices by comparing management forecasts to third party pricing sources; and

•Evaluating if there were any significant changes in the market interest rate.

Convertible Notes – Valuation of Embedded Conversion Features — Refer to Notes 2 and 16 to the financial statements

Critical Audit Matter Description

On November 25, 2024, the Company issued convertible notes that include embedded conversion features accounted for as derivative liabilities. Management engaged external valuation experts to estimate the fair value of these derivative liabilities and made judgments in determining the estimates and assumptions used in the estimation. These assumptions included, among others, the Company’s expected stock price volatility and credit spread.

While there are several estimates and assumptions that are required to determine the fair value of the derivative liabilities as of November 25, 2024 and March 31, 2025, the estimate and assumption with the highest degree of subjectivity is the Company’s expected stock price volatility (the “volatility”). Auditing the volatility required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the volatility used to determine the fair value of the derivative liabilities included the following, among others:

•Evaluated the effectiveness of controls over management’s process to determine the fair value of the derivative liabilities, including controls over the volatility assumption;

•With the assistance of fair value specialists:

•Developed an independent estimate of the derivative on convertible notes and compared the results to the amounts recorded by management as of November 25, 2024 and as of March 31, 2025; and

•Assessed the reasonableness of the volatility assumption used for both November 25, 2024 and March 31, 2025 by comparing it to the Company’s historical stock price volatility.

Acquisition – Valuation of Acquired Mineral Rights and Properties— Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

On July 31, 2024, the Company acquired a 75% interest in the El Domo project and a 98.7% interest in the Condor project through its acquisition of Adventus Mining Corporation (the “acquisition”). Management accounted for the acquisition as an asset acquisition and allocated purchase price paid to acquired assets and liabilities, including the mineral rights and properties, based on their fair value as at the acquisition date.

Given the magnitude of the acquisition, the performance of audit procedures over the fair value of the acquired mineral rights and properties required an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the acquired mineral rights and properties included the following, among others:

•Evaluated the effectiveness of controls over determining the fair value of the acquired mineral rights and properties;

•With the assistance of fair value specialists, assessed the fair value of the acquired mineral rights and properties by comparing the fair value to a price to net asset value analysis, using external analyst reports, market data and in-situ value for comparable public transactions.

/s/ Deloitte LLP

Chartered Professional Accountants
May 22, 2025
Vancouver, Canada

We have served as the Company's auditor since 2013.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Silvercorp Metals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company") as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company and our report dated May 22, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Adventus Mining Corporation, which was acquired on July 31, 2024, and whose financial statements constitute approximately of 23%, 31%, 0% and 0% of total assets, net assets, total revenue and net income, respectively, of the consolidated financial statement amounts as of and for the year ended March 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Adventus Mining Corporation.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
May 22, 2025

SILVERCORP METALS INC.

Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Years Ended March 31,
	Notes	2025	2024
Revenue	4	$298,895	$215,187
Cost of mine operations
Production costs		108,363	88,574
Depreciation and amortization		31,014	27,286
Mineral resource taxes		7,359	5,275
Government fees and other taxes	5	16,009	2,641
General and administrative	6	12,599	10,822
		175,344	134,598
Income from mine operations		123,551	80,589

Corporate general and administrative	6	17,565	14,095
Property evaluation and business development		3,333	807
Foreign exchange loss		581	337
Gain on investments	9/11	(12,451)	(7,677)
Loss on derivative liabilities	16/19	9,011	—
Share of loss in associates	12	2,806	2,692
Dilution gain on investment in associate	12	—	(733)
Impairment of investment in associate	12	—	4,251
Loss on disposal of plant and equipment		163	45
Other (income) expense		(609)	2,851
Income from operations		103,152	63,921

Finance income	7	8,518	6,247
Finance costs	7	(6,713)	(213)
		104,957	69,955

Income tax expense	8	26,188	20,277
Net income		$78,769	$49,678
Attributable to:
Equity holders of the Company		$58,190	$36,306
Non-controlling interests	4/21	20,579	13,372
		$78,769	$49,678

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	19	$0.29	$0.21
Diluted earnings per share	19	$0.28	$0.20
Weighted Average Number of Shares Outstanding - Basic	19	204,008,035	176,997,360
Weighted Average Number of Shares Outstanding - Diluted	19	206,301,970	179,137,610

Approved on behalf of the Board:

(Signed) Ken Robertson		(Signed) Rui Feng
Director		Director
See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2025	2024

Net income		$78,769	$49,678
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		(1,683)	(19,973)
Share of other comprehensive loss in associates	12	(784)	(36)
Reclassification to net income upon ownership dilution of investment in associates		—	(34)
Items that will not subsequently be reclassified to net loss:
Change in fair value on equity investments designated as FVTOCI	11	5	(67)
Other comprehensive loss, net of taxes		$(2,462)	$(20,110)
Attributable to:
Equity holders of the Company		$(2,606)	$(16,802)
Non-controlling interests	4/21	144	(3,308)
		$(2,462)	$(20,110)
Total comprehensive income		$76,307	$29,568

Attributable to:
Equity holders of the Company		$55,584	$19,504
Non-controlling interests		20,723	10,064
		$76,307	$29,568
See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

As at	Notes	March 31, 2025	March 31, 2024
Current Assets
Cash and cash equivalents	25	$363,978	$152,942
Short-term investments	9	5,078	31,949
Trade and other receivables		1,081	2,202
Inventories	10	8,028	7,395
Due from related parties	22	1,158	590
Income tax receivable		37	71
Prepaids and deposits		7,561	6,749
		386,921	201,898
Non-current Assets
Long-term prepaids and deposits		2,099	1,634
Reclamation deposits		4,263	4,409
Other investments	11	17,277	46,254
Investment in associates	12	46,016	49,426
Investment properties	13	511	463
Plant and equipment	3/15	93,793	79,898
Mineral rights and properties	3/15	586,982	318,833
Long-term receivables		1,079	—
TOTAL ASSETS		$1,138,941	$702,815
Current Liabilities
Accounts payable and accrued liabilities		$63,881	$41,797
Current portion of lease obligation	17	278	213
Current portion of convertible notes	16	2,460	—
Deposits received		7,264	4,223
Income tax payable		2,679	921
		76,562	47,154
Non-current Liabilities
Long-term portion of lease obligation	17	1,053	1,102
Long-term portion of convertible notes	16	108,193	—
Derivative liabilities	16/19	50,768	—
Deferred income tax liabilities		59,338	51,108
Environmental rehabilitation	18	9,639	6,442
Total Liabilities		305,553	105,806
Equity
Share capital		411,960	258,400
Equity reserves		(15,140)	(12,908)
Retained earnings		305,908	261,763
Total equity attributable to the equity holders of the Company		702,728	507,255

Non-controlling interests	4/21	130,660	89,754
Total Equity		833,388	597,009

TOTAL LIABILITIES AND EQUITY		$1,138,941	$702,815
See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2025	2024
Operating activities
Net income		$78,769	$49,678
Add (deduct) items not affecting cash:
Finance costs	7	6,713	213
Income tax expense	8	26,188	20,277
Depreciation, amortization and depletion		32,828	28,968
Gain on investments	11	(12,451)	(7,677)
Loss on derivative liabilities	16/19	9,011	—
Share of loss in associates	12	2,806	2,692
Dilution gain on investment in associate		—	(733)
Impairment of investment in associate		—	4,251
Loss on disposal of plant and equipment		163	45
Share-based compensation	19	3,692	4,146
Reclamation expenditures	18	(819)	(970)
Income taxes paid		(15,731)	(13,383)
Interest paid	7	(126)	(22)
Changes in non-cash operating working capital	25	7,588	4,085
Net cash provided by operating activities		138,631	91,570
Investing activities
Payment on plant and equipment acquisition		(19,986)	(11,523)
Proceeds from disposal of plant and equipment		46	880
Payment on mineral rights and properties acquisition	3/ 25	(6,224)	—
Payment on mineral exploration and development expenditures		(59,817)	(51,945)
Payment on reclamation deposits		(83)	(1,079)
Refunds from reclamation deposits		209	2,962
Payment on other investments acquisition	11	(20,953)	(23,305)
Proceeds from disposal of other investments	11	36,289	1,492
Payment on investment in associates	12	(4)	(4,997)
Payment on short-term investment acquisition		(108,320)	(65,585)
Proceeds on short-term investment redemption		134,176	87,390
Net cash (used in) provided by investing activities		(44,667)	(65,710)
Financing activities
Net proceeds from issuance of convertible notes	16	143,324	—
Repayment of long-term deposits	3	(13,250)	—
Lease payment	17	(271)	(262)
Cash dividends distributed	19	(4,948)	(4,428)
Non-controlling interests distribution	4/21	(11,049)	(11,088)
Related parties loan made	22	(500)	—
Proceeds from issuance of common shares		2,774	—
Common shares repurchased as part of normal course issuer bid		(963)	(1,020)
Net cash provided by (used in) financing activities		115,117	(16,798)
Effect of exchange rate changes on cash and cash equivalents		1,955	(1,812)
Increase in cash and cash equivalents		211,036	7,250
Cash and cash equivalents, beginning of the period		152,942	145,692
Cash and cash equivalents, end of the period		$363,978	$152,942
Supplementary cash flow information	25
See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non-controlling interests	Total equity
Balance, April 1, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		928,755	3,736	(3,736)	—	—	—	—	—	—
Share-based compensation		—	—	4,146	—	—	—	4,146	—	4,146
Dividends declared		—	—	—	—	—	(4,428)	(4,428)	—	(4,428)
Shares buy-back as per normal course issuer bid		(388,324)	(1,020)	—	—	—	—	(1,020)	—	(1,020)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(11,088)	(11,088)
Comprehensive income		—	—	—	—	(16,802)	36,306	19,504	10,064	29,568
Balance, March 31, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised	19(b)	934,222	4,397	(1,759)	—	—	—	2,638	—	2,638
Warrants exercised	19(b)	29,607	148	—	—	—	—	148	—	148
Warrants reclassified as derivative liabilities	19(b)	—	—	(2,098)	—	—	(673)	(2,771)	—	(2,771)
Restricted share units vested	19(b)	941,960	3,962	(3,962)	—	—	—	—	—	—
Securities issued upon acquisition of Adventus	3	38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Share-based compensation	19(b)	—	—	3,692	—	—	—	3,692	—	3,692
Dividends declared	19(c)	—	—	—	—	—	(4,948)	(4,948)	—	(4,948)
Shares buy-back as per normal course issuer bid	19(d)	(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustment to non-controlling interests	21	—	—	—	—	—	(8,424)	(8,424)	8,424	—
Distribution to non-controlling interests	21	—	—	—	—	—	—	—	(11,049)	(11,049)
Comprehensive income		—	—	—	—	(2,606)	58,190	55,584	20,723	76,307
Balance, March 31, 2025		217,736,326	$411,960	$21,677	$25,834	$(62,651)	$305,908	$702,728	$130,660	$833,388
See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
1.CORPORATE INFORMATION
Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.
On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted, pre-construction stage copper-gold project (the "El Domo Project"), and a 98.7% interest in the Condor project, a development stage gold project (the "Condor Project"), through the acquisition of Adventus Mining Corporation ("Adventus"). The acquisition has diversified Silvercorp's mining assets and expanded its geographical market presence in Latin America (Note 3).
The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.
The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.
2.MATERIAL ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS Accounting Standards in effect as of April 1, 2024.
These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated May 21, 2025.
(b)Adoption of New Accounting Standards, Interpretation or Amendments
The Company adopted various amendments to IFRS Accounting Standards, which were effective for the accounting period beginning on or after April 1, 2024, including the following:
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company's consolidated financial statements.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)
The amendments require disclosure requirements regarding the effects of supplier finance arrangement on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the followings:
•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information.
The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.
(c)New Accounting Standards Issued but not effective
Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.
Presentation and    Disclosure in Financial Statements (IFRS 18 replaces IAS 1)
In April 2024, the    IASB released IFRS 18 Presentation    and Disclosure in    Financial Statements. IFRS    18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures ("MPMs") in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:
•Contractual terms that are consistent with a basic lending arrangement;
•Assets with non-recourse features;
•Contractually linked instruments.
Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.
(d)Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.
Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. These consolidated financial statements include the financial results of Adventus after its acquisition on July 31, 2024.
For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.
Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Table below summarizes the Company's material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Silvercorp Metals (China) Inc.	Corporate	China	100%
Adventus Mining Corporation(ii)	Holding	Canada	100%
Luminex Resources Corp.(ii)	Holding	Canada	100%
Salazar Holdings Limited(ii)	Holding	Canada	75%
Fortune Mining Limited	Holding	BVI (i)	100%
Victor Resources Ltd.	Holding	BVI	100%
Victor Mining Ltd.	Holding	BVI	100%
Yangtze Mining (H.K.) Ltd.	Holding	Hong Kong	100%
Wonder Success Limited	Holding	Hong Kong	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99%	GC
Shanxi Xinbaoyuan Mining Co., Ltd. ("Xinbaoyuan")	Mining	China	77.5%	Kuanping
Curimining S.A(ii)	Mining	Ecuador	75%	El Domo
Condormine S.A(ii)	Mining	Ecuador	98.7%	Condor
(i) British Virgin Islands ("BVI")
(ii) Entities added as part of the Adventus acquisition set out in Note 3

(e)Foreign Currency Translation
The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of all Chinese subsidiaries is the Chinese Yuan (“RMB”). The functional currency of New Infini Silver Inc. ("New Infini"), Adventus and their subsidiaries is the U.S. dollars (“USD”). Effective October 1, 2024, the functional currency of the corporate office and all intermediate holding companies, incorporated in Canada and BVI, has changed from the Canadian dollars (“CAD”) to USD. This change reflects the fact that corporate office's primary economic environment has shifted due to the acquisition of the El Domo project and Condor project in Ecuador, their future development and investment plan, and the issuance of convertible notes, all of which are predominately denominated in USD. The change in functional currency is accounted for prospectively in accordance with IAS 21, The Effects of Changes in Foreign Exchanges Rates. As the Company's reporting currency is USD, the change has no impact on the Company's financial position as at October 1, 2024, other than the remeasurement difference resulting from the reclassification of the share purchase warrants from equity to derivative liabilities, which is charged to retained earnings. Comparative financial information has not been restated.
Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.
The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:
•Assets and liabilities are translated using exchange rates prevailing at the reporting date;
•Income and expenses are translated using average exchange rates prevailing during the period; and
•All resulting exchange gains and losses are included in other comprehensive income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The Company treats inter-company loan balances, which are not intended to be settled in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statements of income as part of the gain or loss on sale.
(f)Convertible Notes
Convertible notes are loans with an equity conversion feature that gives the holder an option to convert the loan into shares of the borrower. Under IAS 32, the convertible instrument is assessed by analyzing the two components: the liability host contract and the conversion feature which may be classified as equity or liability. The conversion feature is classified as equity if the Company can satisfy the conversion by exchanging a fixed amount of the Company’s shares for a fixed amount of cash. Otherwise, it will be classified as a derivative liability.
(g)Investments in Associates
An associate is an entity over which the Company has significant influence but not control and is not a subsidiary or joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise when the Company has power to be actively involved and influential in financial and operating policy decisions of the entity even though the Company has less than 20% of voting rights.
The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s loss that is in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.
At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.
Details of the Company’s associates are as follows:

Name of associate	Principal activity	Country of incorporation	Proportion of ownership interest held
			March 31, 2025
New Pacific Metals Corp.	Mining	Canada	27.3%
Tincorp Metals Inc.	Mining	Canada	29.1%

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
(h)Business Combinations or Asset Acquisition
Optional concentration test
The Company applies an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.
Asset acquisitions
When the Company acquires a group of assets and liabilities that do not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price including the associated acquisition-related transaction costs first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.
Previously held interest
In a step acquisition to acquire control of another company that is not accounted for as a business combination, previously held equity interest in an acquiree is remeasured to fair value at the acquisition date, and a gain or loss is recognized in profit or loss, or other comprehensive income, as appropriate (depending on whether the previously held equity interest was measured at fair value through profit or loss or fair value through other comprehensive income).
Business Combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.
When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.
If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss or other comprehensive income, as appropriate.
(i)Revenue Recognition
Revenue from contracts with customers is recognized when control of the asset sold is transferred to customers and the Company satisfies its performance obligation. Revenue is allocated to each performance obligation. The Company considers the terms of the contract in determining the transfer price. The transaction price is based upon the amount the Company expects to receive in exchange for the transferring of the assets. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. This generally occurs when the assets are loaded on the trucks arranged by the customer at the Company’s milling facilities. In cases where the Company is responsible for the costs of shipping and certain other

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
services after the date on which the control of the assets transferred to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.
Revenue from concentrate sales is typically recorded based on the Company’s assay results for the quantity and quality of concentrate sold and the applicable commodity prices, such as silver, gold, lead and zinc, set on a specific quotation period, typically ranging from ten to fifteen days around shipment date, by reference to active and freely traded commodity market. Adjustments, if any, related to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.
Smelter charges, including refining and treatment charges, are netted against revenue from metal concentrate sales.
(j)Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term money market investments that are readily convertible to cash with original terms of three months or less and exclude any restricted cash that is not available for use by the Company.
(k)Short-term Investments
Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of over three months but less than one year. Bonds traded on open markets are also included in short-term investments.
(l)Inventories
Inventories include concentrate inventories, direct smelting ore, stockpile ore and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value.
Direct smelting ore and stockpiled ore are sampled for metal content and are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.
(m)Plant and Equipment
Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	Lesser of useful life or term of the lease
Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.
Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset’s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.
Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in net income.
(n)Mineral Rights and Properties
Mineral rights and properties include the following capitalized payments and expenditures:
•Acquisition costs which consist of payments for property rights and leases, including payments to acquire or renew an exploration or mining permit, and the estimated fair value of properties acquired as part of business combination or the acquisition of a group of assets.
•Exploration and evaluation costs incurred on a specific property after an acquisition of a beneficial interest or option in the property. Exploration and evaluation expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Exploration and evaluation activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.
•Development costs incurred to construct a mine and bring it into commercial production. Proceeds from sales generate during this development and pre-production stage, if any, are deducted from the costs of the asset.
•Expenditures incurred on producing properties that are expected to have future economic benefit, including to extend the life of the mine and to increase production by providing access to additional reserves, such as exploration tunneling that can increase or upgrade the mineral resources, and development tunneling, including to build shafts, drifts, ramps, and access corridors that enable to access ore underground.
•Borrowing costs incurred that are directly attributed to the acquisition, construction and development of a qualifying mineral property.
•Estimated of environmental rehabilitation and restoration costs.
Before commencement of commercial production, mineral rights and properties are carried at costs, less any accumulated impairment charges.
Upon commencement of commercial production, mineral rights and properties are carried at costs, less accumulated depletion and any accumulated impairment charges. Mineral rights and properties, other than the payments to renew mining permits (the “mine right fee”) are depleted over the mine’s estimated life using the units of production method

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. The mine right fee is depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.
(o)Impairment and Impairment Reversal
At each reporting period, the Company reviews and evaluates its assets for impairment, or reversal of a previously recognized impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may be reversed.
When impairment indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less cost of disposal (“FVLCTD”) and value in use (“VIU”). If the carrying value exceeds the recoverable amount, an impairment loss is recognized in the consolidated statements of income during the period.
In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
FVLCTD is best evidence if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based the best estimates available to reflect the amount that could be received from an arm’s length transaction. Fair value of asset is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
Impairment is normally assessed at the level of cash-generating units (“CGU”), a CGU is identified as the smallest identifiable group of assets that generates cash inflows which are independent of the cash inflows generated from other assets.
When there is an indication that an impairment loss recognized previously may no longer exist or has decreased, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the asset is increased to the recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in the consolidated statements of income in the period it is determined.
(p)Environmental Rehabilitation Provision
The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.
Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.
Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.
When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance costs. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges.
Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.
The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.
(q)Leases
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines or directs how and for what purposes the asset is used.
Measurement of Right of Use (“ROU”) Assets and Lease Obligations
At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.
The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.
The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.
Measurement of Lease Receivable
At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statements of income on a straight-line basis over the period the lease.
The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounted at the interest rate implicit in the lease or the Company’s incremental borrowing rate if the sublease is a finance lease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.
Recognition Exemptions
The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statements of income.
(r)Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.
(s)Share-based Payments
The Company makes share-based awards, including restricted share units (“RSUs”), performance share units (“PSUs”), and stock options, to employees, officers, directors, and consultants.
For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs and PSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.
At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
(t)Income Taxes
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect to previous periods.
Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:
•where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.
Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
(u)Earnings per Share
Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
average market price of the Company’s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, RSUs, and repurchased from proceeds, is included in the calculation of diluted earnings per share.
(v)Financial Instruments
Initial recognition
On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.
Subsequent measurement of financial assets
Subsequent measurement of financial assets depends on the classification of such assets.
•Non-equity instruments:
IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:
(i)The objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and
(ii)All contractual cash flows represent only principal and interest on that principal.
All other instruments are mandatorily measured at fair value.
•Equity instruments:
At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate them, on instrument by instrument basis, as either FVTPL or fair value through other comprehensive income (“FVTOCI”).
Financial assets classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any impairment loss allowance. Amortization or interest income from the effective interest method is included in finance income.
Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.
Impairment of financial assets carried at amortized cost
The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.
Subsequent measurement of financial liabilities
Financial liabilities classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Amortization or interest expense using the effective interest method is included in finance costs.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.
The Company classifies its financial instruments as follows:
•Financial assets classified as FVTPL: cash and cash equivalents, short-term investments – money market instruments, and other investments - equity investments designated as FVTPL and warrants;
•Financial assets classified as FVTOCI: other investments - equity investments designated as FVTOCI;
•Financial assets classified as amortized cost: short-term investments - bonds, trade and other receivables and due from related parties;
•Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.
Derecognition of financial assets and financial liabilities
A financial asset is derecognized when:
•The rights to receive cash flows from the asset have expired; or
•The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.
Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss.
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.
Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.
Fair value of financial instruments
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.
(w)Government Assistance
Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.
Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.
(x)Critical Accounting Judgments and Estimates
The preparation of consolidated financial statements in conformity with IFRS® Accounting Standards requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.
The Company has made critical judgments in the following areas:
Capitalization of expenditures included in mineral rights and properties
Management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life, increase future production, or to provide access to a component of an ore body that will be mined in a future period.
Indicators of impairment and impairment reversal
Management applies significant judgement in assessing whether indicators of impairment or impairment reversal exist for an asset or group of assets which would necessitate impairment testing. Internal and external factors such as significant changes in the use of the asset, commodity prices, and interest rates are used in determining whether there are indicators.
Income taxes
Deferred tax assets and liabilities are determined based on difference between the financial statements carrying values of assets and liabilities and their respective income tax based and loss carried forward. Withholding tax are determined based on the earnings of foreign subsidiary distributed to the Company.
The recognition of deferred tax assets and the determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company. Management is required to access whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices, and other factors could result in revision to the estimates of the benefits to be realized or the timing of utilization of the losses.
Functional currency
The determination of an entity’s functional currency often requires significant judgement where the primary economic environment in which the entity operates may not be clear. This can have a significant impact on the consolidated results based the foreign currency translation method of the Company.
Contingencies

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.
Consolidation of entities in which the Company holds less than a majority of voting rights
As at March 31, 2025, the Company owned 46.2% interest in New Infini and has evaluated and concluded that the Company has control over New Infini due to New Infini’s share structure, board composition and other related facts. Accordingly, it consolidates New Infini’s results from the date of acquisition.
Areas where critical accounting estimates have the most significant effect on the amounts recognized in the consolidated financial statements include:
Mineral Reserves and Mineral Resources estimates
Mineral reserves and mineral resources are estimated by qualified persons in accordance with National Instrument 43-101, “Standards of Disclosure form Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rate, and market conditions could result in mineral reserve and mineral resource estimate revision. Such change could impact depreciation and amortization rates, asset carrying value and the environmental and rehabilitation provision.
Impairment and impairment reversal of assets
Where an indicator of impairment and impairment reversal exists, a formal estimate of the recoverable amount is made, which is determined as the higher of FVLCTD and VIU.
The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.
Valuation of inventory
Stockpiled ore, direct smelting ore, and concentrate inventories are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV. In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Environmental rehabilitation provision and the timing of expenditures
Environmental rehabilitation costs are a consequence of exploration activities and mining. The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated bases on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimates of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur over the life of the mine. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur over the life of the mine. Such estimates are subject to change based on change in laws and regulations and negotiations with regulatory authorities.
Fair value of the derivative on the convertible notes
Estimates were used in determining the fair value of the derivative on the convertible notes including subjective assumptions on expected price volatility, credit spread. Changes in these assumptions can materially affect the fair value estimate. The underlying assumptions used in the measurement of the derivative on convertible notes are disclosed in Note 16. The Company used judgement in concluding that the convertible notes are hybrid financial instruments as a result of the embedded derivative liability that is the equity conversion with issuer settlement options.
Business combinations or asset acquisitions
Assessing whether transactions undertaken during the reporting period represent business combinations or asset acquisitions in applying IFRS 3 Business Combinations. This distinction affects how assets and liabilities acquired are accounted for and the resulting financial statement impact.
For each acquisition, the Company evaluated whether the transaction met the definition of a business under IFRS 3. This involved assessing if the acquisition included (i) an integrated set of activities and assets, (ii) inputs, and (iii) processes that have the capability to create outputs. Where an acquired set of activities and assets did not meet the criteria of a business, the transaction was classified as an asset acquisition, and consideration paid was allocated to the identifiable net assets on a relative fair value basis.
The following key factors were considered:
•Inputs and processes acquired: Whether the acquired assets included organized workflows, management processes, or a workforce capable of managing and producing outputs.
•Control over critical processes: An assessment of whether the Group obtained control over processes that are critical to generating outputs.
•Synergies and strategic benefits: The extent to which the transaction provided synergies or additional strategic capabilities.
The application of this judgment has a material effect on the financial statements as it influences whether goodwill, deferred taxes are recognized and the accounting treatment for transaction costs.
3. ACQUISITION OF ADVENTUS MINING CORPORATION
On July 31, 2024, the Company completed the acquisition of Adventus through the purchase of all issued and outstanding common shares of Adventus, not already owned by Silvercorp, by issuing a total of 38,818,841 Silvercorp shares to the original shareholders of Adventus. The Company also issued a total of 1,766,721 Silvercorp stock options to replace Adventus’ outstanding options, and 2,787,020 Silvercorp warrants to replace Adventus’ outstanding warrants. All Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Adventus is a Canadian company focused on the exploration and development of copper-gold mineral projects, mainly the El Domo Project and the Condor Project, in Ecuador. Adventus owns 75% interest in the El Domo Project and 98.7% interest in the Condor Project.
The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 Business Combination. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus, were determined in accordance with IFRS 2 Share-based Payment, and were allocated to the assets acquired and liabilities assumed based on their relative fair values.

Table below summarizes the total acquisitions incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
38,818,841 common shares of Silvercorp issued	$146,016
1,766,721 stock options of Silvercorp issued	2,403
2,787,020 warrants of Silvercorp issued	2,098
Previously held interest in Adventus	25,748
Funds advanced to Adventus before closing	1,239
$177,504
Transaction costs	3,838
Total acquisition costs to be allocated	$181,342

Cost of assets and liabilities acquired
Cash and cash equivalent	$3,483
Other receivables	710
Prepaids and deposits	324
Other investments	21
Property, plant and equipment	523
Mineral rights and properties	225,958
Other assets	645
Accounts payable and accrued liabilities	(14,248)
Lease obligation	(16)
Deposit received	(13,250)
Non-controlling interests	(22,808)
Net assets acquired	$181,342
In order to develop the El Domo Project, Adventus entered into a precious metals purchase agreement ("PMPA") with Wheaton Precious Metals International Ltd. ("Wheaton"). The PMPA provides Adventus with access to an upfront cash consideration of $175.5 million and a $5.0 million equity commitment. Of this, $13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and $0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied.
Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine.
Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices (“Production Payment”) until the value of gold and silver delivered less the Production Payment is equal to the upfront consideration of $175.5 million, at which point the Production Payment will increase to 22% of the spot prices.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
As at July 31, 2024, Wheaton advanced Adventus a total of $13.25 million, being the $13.0 million as Early Deposit and $0.25 million as ESG Deposit to support the training programs for members of the communities. Pursuant to the terms of the PMPA, Adventus was required to deliver approximately 92.3 ounces to Wheaton monthly until the development of the El Domo Project reaches certain milestones or the deposits will be repaid. The estimated liabilities of this gold delivery were $2.5 million, which are derivative liabilities and have been included in the accounts payable and accrued liabilities on the consolidated statements of financial position.
In November 2024, the Company repaid $13.25 million to Wheaton. As a result of the repayment, the liability of $1.8 million accrued for the gold delivery was derecognized and a gain of $1.8 million was recorded as other income in the consolidated statements of income.
4.SEGMENTED INFORMATION
All of the Company's operations are within the mining and metals industry. The Company reviews its segment reporting to ensure it reflects the operational structure of the Company after the Adventus acquisition and enables the Company's chief operating decision maker to review operating segment performance.
An operating segment is defined as a component of the Company that:
•Engages in business activities from which it may earn revenues or incur expenses;
•Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•For which discrete financial information is available.
The Company has determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
As of March 31, 2025, the Company's significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. "Other" consists primarily of the Company's corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
(a)Segmented information for operating results is as follows:

Year ended March 31, 2025
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$263,515	$35,380	$—	$—	$—	$298,895
Costs of mine operations	(149,462)	(24,117)	(1,033)	(316)	(416)	(175,344)
Income (loss) from mine operations	114,053	11,263	(1,033)	(316)	(416)	123,551

Operating income (expenses)	(2,748)	(90)	46	(6)	(17,601)	(20,399)
Finance items, net	1,704	297	(217)	3	18	1,805
Income tax expenses	(18,418)	(2,983)	—	—	(4,787)	(26,188)
Net income (loss)	$94,591	$8,487	$(1,204)	$(319)	$(22,786)	$78,769

Attributable to:
Equity holders of the Company	73,771	8,402	(903)	(315)	(22,765)	58,190
Non-controlling interest	20,820	85	(301)	(4)	(21)	20,579
Net income (loss)	$94,591	$8,487	$(1,204)	$(319)	$(22,786)	$78,769

Year ended March 31, 2024
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$187,793	$27,394	$—	$—	$—	$215,187
Costs of mine operations	(109,891)	(24,312)	—	—	(395)	(134,598)
Income (loss) from mine operations	77,902	3,082	—	—	(395)	80,589

Operating income (expenses)	(3,335)	291	—	—	(9,373)	(12,417)
Impairment of investment in associate	—	—	—	—	(4,251)	(4,251)
Finance items, net	2,237	409	—	—	3,388	6,034
Income tax expenses	(13,887)	(333)	—	—	(6,057)	(20,277)
Net income (loss)	$62,917	$3,449	$—	$—	$(16,688)	$49,678

Attributable to:
Equity holders of the Company	49,396	3,416	—	—	(16,506)	36,306
Non-controlling interest	13,521	33	—	—	(182)	13,372
Net income (loss)	$62,917	$3,449	$—	$—	$(16,688)	$49,678

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
(b)Segmented information for assets and liabilities is as follows:

	China		Ecuador
As at March 31, 2025	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$132,782	$17,376	$27,021	$1,704	$208,038	$386,921
Long-term prepaids and deposits	1,782	225	—	—	92	2,099
Reclamation deposits	1,183	3,073	—	—	7	4,263
Other investments	—	—	—	—	17,277	17,277
Investment in associates	—	—	—	—	46,016	46,016
Investment properties	511	—	—	—	—	511
Plant and equipment	76,248	12,600	499	133	4,313	93,793
Mineral rights and properties	294,310	38,321	208,180	26,220	19,951	586,982
Long-term receivables	—	—	1,079	—	—	1,079
Total Assets	$506,816	$71,595	$236,779	$28,057	$295,694	$1,138,941
Current liabilities	59,624	5,858	4,121	180	6,779	76,562
Long-term portion of lease obligation	—	—	182	—	871	1,053
Long-term portion of convertible notes	—	—	—	—	108,193	108,193
Derivative liabilities	—	—	—	—	50,768	50,768
Deferred income tax liabilities	53,076	2,925	—	—	3,337	59,338
Environmental rehabilitation	7,212	1,480	—	—	947	9,639
Total liabilities	$119,912	$10,263	$4,303	$180	$170,895	$305,553
Non-controlling interests	$98,104	$(179)	$31,327	$(403)	$1,811	$130,660

	China		Ecuador
As at March 31, 2024	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$91,777	$9,272	$—	$—	$100,849	$201,898
Long-term prepaids and deposits	1,104	129	—	—	401	1,634
Reclamation deposits	1,370	3,032	—	—	7	4,409
Other investments	63	—	—	—	46,191	46,254
Investment in associates	—	—	—	—	49,426	49,426
Investment properties	463	—	—	—	—	463
Plant and equipment	61,350	13,648	—	—	4,900	79,898
Mineral rights and properties	264,903	34,409	—	—	19,521	318,833
Total Assets	$421,030	$60,490	$—	$—	$221,295	$702,815
Current liabilities	38,271	5,621	—	—	3,262	47,154
Long-term portion of lease obligation	—	—	—	—	1,102	1,102
Deferred income tax liabilities	50,001	133	—	—	974	51,108
Environmental rehabilitation	4,000	1,486	—	—	956	6,442
Total liabilities	$92,272	$7,240	$—	$—	$6,294	$105,806
Non-controlling interests	$88,166	$(262)	$—	$—	$1,850	$89,754

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
(c)Sales by metal
The sales generated for the years ended March 31, 2025 and 2024 were all earned in China and were comprised of:

	Year ended March 31, 2025
	Ying Mining District	GC	Total
Gold	$17,816	$—	$17,816
Silver	175,932	10,824	186,756
Lead	54,794	5,220	60,014
Zinc	9,610	16,413	26,023
Other	5,363	2,923	8,286
	$263,515	$35,380	$298,895

	Year ended March 31, 2024
	Ying Mining District	GC	Total
Gold	$13,024	$—	$13,024
Silver	116,364	7,870	124,234
Lead	46,972	5,422	52,394
Zinc	6,904	12,198	19,102
Other	4,529	1,904	6,433
	$187,793	$27,394	$215,187
(d)Major customers
Revenue from major customers is summarized as follows:

	Year ended March 31, 2025
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$76,094	$—	$76,094	25%
Customer B	70,266	538	70,804	24%
Customer C	40,433	3,375	43,808	15%
Customer D	37,992	—	37,992	13%
Customer E	18,284	—	18,284	6%
	$243,069	$3,913	$246,982	83%

	Year ended March 31, 2024
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$51,471	$4,530	$56,001	26%
Customer B	50,697	—	50,697	24%
Customer D	39,770	—	39,770	18%
Customer E	20,678	3,227	23,905	11%
Customer C	15,844	2,338	18,182	8%
	$178,460	$10,095	$188,555	87%

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
5.GOVERNMENT FEES AND OTHER TAXES
Government fees and other taxes consist of:

	Years Ended March 31,
	2025	2024
Government fees	$74	$61
Mineral right royalty	12,761	—
Other taxes	3,174	2,580
	$16,009	$2,641
Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of "Measure for the Levy of Mining Rights Transfer Royalty" implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government. The Company paid approximately $7.2 million to the local government upon renewal of the Yuelianggou Mining License at the Ying Mining District in November 2024, $2.3 million in February 2025 and accrued additional $3.3 million as of March 31, 2025. Of the $12.8 million mineral rights transfer royalty, approximately $8.9 million is calculated based on the mineral resources consumed in the prior years.
Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.
6.GENERAL AND ADMINISTRATIVE
General and administrative expenses consist of:

	Year ended March 31, 2025			Year ended March 31, 2024
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$660	$1,152	$1,812	$588	$1,094	$1,682
Office administrative expenses	2,432	3,735	6,167	2,042	2,613	4,655
Professional fees	1,400	536	1,936	860	565	1,425
Salaries and benefits	9,381	7,176	16,557	6,459	6,550	13,009
Share-based compensation	3,692	—	3,692	4,146	—	4,146
	$17,565	$12,599	$30,164	$14,095	$10,822	$24,917
7.FINANCE ITEMS
Finance items consist of:

	Years Ended March 31,
Finance income	2025	2024
Interest income	$8,518	$6,247

	Years Ended March 31,
Finance costs	2025	2024
Interest on lease obligation	$126	$22
Interest on convertible notes	4,707	—
Issuance costs of convertible notes allocated to derivative liabilities	1,741	—
Accretion of environmental rehabilitation liabilities	139	191
	$6,713	$213

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
8.INCOME TAX
(a) Income tax expense
The significant components of income tax expense are as follows:

	Years Ended March 31,
Income tax expense	2025	2024
Current	$17,713	$14,671
Deferred	8,475	5,606
	$26,188	$20,277

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Years ended March 31,
	2025	2024
Reported income before income taxes	$104,957	$69,955
Canadian statutory income tax rate	27%	27%
Income tax expense computed at Canadian statutory income tax rate	28,338	18,888
Impact from differences between foreign tax rates and Canadian statutory tax rate	(6,697)	(6,579)
Impact from permanent items	(319)	(351)
Withholding taxes	2,419	6,064
Change in unrecognized deferred tax assets	2,447	2,255
Income tax expenses	$26,188	$20,277

(b) Deferred income tax
The continuity of deferred income tax liabilities is summarized as follows:

	Years ended March 31,
	2025	2024
Deferred income tax liabilities, beginning of the year	$(51,108)	$(47,917)
Deferred income tax expense recognized	(8,475)	(5,606)
Foreign exchange impact	245	2,415
Deferred income tax liabilities, end of the year	$(59,338)	$(51,108)

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The significant components of the Company’s deferred income tax are as follows:

As at	March 31, 2025	March 31, 2024
Deferred income tax assets
Plant and equipment	$15,154	$13,121
Non-capital loss carry forwards	133	806
Environmental rehabilitation	2,410	1,462
Unrealized loss on investments	517	503
Other deductible temporary difference	63	327
Total deferred income tax assets	18,277	16,219

Deferred income tax liabilities
Mineral rights and properties	(75,188)	(67,174)
Other taxable temporary difference	(2,427)	(153)
Total deferred income tax liabilities	(77,615)	(67,327)

Net deferred income tax liabilities	$(59,338)	$(51,108)
Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

As at	March 31, 2025	March 31, 2024
Non-capital loss carry forward	$50,891	$77,298
Plant and equipment	4,790	2,003
Mineral rights and properties	892	6,199
Other deductible temporary difference	17,523	10,108
	$74,096	$95,608
As at March 31, 2025, the Company has the following net operating losses, expiring in various years and available to offset future taxable income in Canada, Ecuador and China, respectively.

Year expired	Canada	China	Ecuador	Other	Total
2025	$—	$—	$5,184	$—	$5,184
2026	—	1,299	11,299	—	12,598
2027	—	1,181	2,154	—	3,335
2028	—	1,165	1,983	—	3,148
2029	1	2,850	46,897	—	49,748
2030	1,021	—	—	—	1,021
2031	5,927	—	—	—	5,927
2032	8,599	—	—	206	8,805
2033	8,849	—	—	26	8,875
2034 and after	111,482	—	—	125	111,607
Total	$135,879	$6,495	$67,517	$357	$210,248
As at March 31, 2025, temporary differences of $272.0 million (March 31, 2024 - $249.9 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
9.SHORT-TERM INVESTMENTS
Short-term investments consist of the following:

As at	March 31, 2025	March 31, 2024
Bonds	$316	$1,329
Money market instruments	4,762	30,620
	$5,078	$31,949
As at March 31, 2025, the bonds are in default and measured at fair value.
10.INVENTORIES
Inventories consist of the following:

	March 31, 2025	March 31, 2024
Concentrate inventory	$1,800	$1,525
Stockpile	2,553	2,176
Material and supplies	3,675	3,694
	$8,028	$7,395
The amount of inventories recognized as expense during the year ended March 31, 2025 was $139.4 million (year ended March 31, 2024 - $115.9 million).
11.OTHER INVESTMENTS

As at	March 31, 2025	March 31, 2024
Investments designated as FVTOCI
Public companies	$1,334	$547
Private companies	—	62
	1,334	609
Investments designated as FVTPL
Public companies	13,409	42,488
Private companies	2,534	3,157
	15,943	45,645
Total	$17,277	$46,254
Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
As at April 1, 2023	$15,540	$(25,648)	$1,385
Loss on equity investments designated as FVTOCI	(67)	(67)	—
Gain on equity investments designated as FVTPL	9,074	—	9,074
Acquisition	23,305	—	—
Disposal	(1,492)	—	—
Impact of foreign currency translation	(106)	—	—
As at March 31, 2024	$46,254	$(25,715)	$10,459
Loss on equity investments designated as FVTOCI	5	5	—
Gain on equity investments designated as FVTPL	12,451	—	12,451
Acquisition	20,953	—	—
Disposal	(36,289)	—	—
Transferred upon acquisition of Adventus	(25,727)	—	—
Impact of foreign currency translation	(370)	—	—
As at March 31, 2025	$17,277	$(25,710)	$22,910
12.INVESTMENT IN ASSOCIATES
(a)Investment in New Pacific Metals Corp.
New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.
As at March 31, 2025, the Company owned 46,907,701 common shares of NUAG (March 31, 2024 – 46,904,706), representing an ownership interest of 27.3% (March 31, 2024 – 27.4%).
The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982	—
Purchase from open market	11,200	15	—
Dilution Gain	—	733	—
Share of net loss	—	(1,784)	—
Share of other comprehensive loss	—	(28)	—
Foreign exchange impact	—	(91)	—
As at March 31, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,995	4	—
Share of net loss	—	(1,188)	—
Share of other comprehensive loss	—	(789)	—
Foreign exchange impact	—	169	—
As at March 31, 2025	46,907,701	$45,276	$51,598

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Summarized financial information for the Company's investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2025(1)	2024(1)
Net loss attributable to NUAG's shareholders as reported by NUAG	$(4,056)	$(6,404)
Other comprehensive loss attributable to NUAG's shareholders as reported by NUAG	(2,868)	(104)
Comprehensive loss of NUAG qualified for pick-up	$(6,924)	$(6,508)
Company's share of net loss	(1,188)	(1,784)
Company's share of other comprehensive loss	(789)	(28)
Company's share of comprehensive loss	$(1,977)	$(1,812)
(1)NUAG's fiscal year-end is on June 30. NUAG's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

As at	March 31, 2025	March 31, 2024
Current assets	$17,413	$24,509
Non-current assets	116,577	114,048
Total assets	$133,990	$138,557

Current liabilities	746	842
Total liabilities	$746	$842

Net assets	$133,244	$137,715
Non-controlling interests	—	(155)
Total equity attributable to equity holders of NUAG	$133,244	$137,870
Company's share of net assets of associate	$36,448	$37,719
Fair value adjustments	8,828	9,361
Carrying value of the investment in NUAG	$45,276	$47,080
The difference between the carrying value of the Company’s investment in NUAG and the Company’s share of NUAG’s net asset primarily arises on fair value adjustments upon acquisitions of the investment and subsequent measurements.
(b)Investment in Tincorp Metals Inc.
Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.
As at March 31, 2025, the Company owned 19,864,285 common shares of TIN (March 31, 2024 – 19,864,285), representing an ownership interest of 29.1% (March 31, 2024 – 29.7%).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN's common shares per quoted market price
As at April 1, 2023	19,514,285	$7442	$6777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive loss		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
As at March 31, 2024	19,864,285	$2,346	$2,346
Share of net loss from TIN, net of impairment adjustments		(1,618)
Share of other comprehensive income		5
Foreign exchange impact		7
As at March 31, 2025	19,864,285	$740	$2,073
Summarized financial information for the Company's investment in TIN on a 100% basis is as follows:

	Year ended March 31,
	2025(1)	2024(1)
Net loss attributable to TIN's shareholders as reported by TIN	$(20,473)	$(3,075)
Other comprehensive income attributable to TIN's shareholders as reported by TIN	20	(26)
Comprehensive loss to Tin's shareholders as reported	(20,453)	(3,101)
Company's share of net loss from TIN, net of impairment adjustments	(1,618)	(908)
Company's share of other comprehensive income	5	(8)
Company's share of comprehensive loss	$(1,613)	$(8)
(1)TIN's fiscal year-end is on December 31. TIN's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

As at	March 31, 2025	March 31, 2024
Current assets	$96	$250
Non-current assets	2,904	20,899
Total assets	$3,000	$21,149

Current liabilities	3,686	1,303
Total liabilities	$3,686	$1,303

Net assets	$(686)	$19,846
Company's share of net assets of associate	$(200)	$5,892
Fair value adjustments	940	(3,546)
Carrying value of the investment in TIN	$740	$2,346
The difference between the carrying value of the Company’s investment in TIN and the Company’s share of TIN’s net assets primarily arises on fair value adjustments upon acquisitions of the investment.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
13.INVESTMENT PROPERTIES
Investment properties consist of:

	Costs	Accumulated depreciation and amortization	Net carrying value
As at April 1, 2023	$—	$—	$—
Additions	287	—	287
Transfer from plant and equipment	837	(619)	218
Depreciation and amortization	—	(39)	(39)
Impact of foreign currency translation	(9)	6	(3)
As at March 31, 2024	$1,115	$(652)	$463
Transfer from plant and equipment	121	(27)	94
Depreciation and amortization	—	(17)	(17)
Impact of foreign currency translation	(5)	(24)	(29)
As at March 31, 2025	$1,231	$(720)	$511
Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $1.9 million as at March 31, 2025 (March 31, 2024 - $2.8 million).
During the year ended March 31, 2025, the Company recorded rental income of $0.1 million (March 31, 2024 - $0.1 million), which was included in other (income) expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
14.PLANT AND EQUIPMENT
Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	1,020	853	1,965	609	8,469	12,916
Disposals	(1,082)	(234)	(1,033)	(290)	—	(2,639)
Reclassification of asset groups	2,209	461	840	(410)	(3,100)	—
Impact of foreign currency translation	(5,459)	(495)	(1,723)	(394)	(404)	(8,475)
As at March 31, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	356	896	2,316	439	19,233	23,240
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(242)	(135)	(751)	(335)	—	(1,463)
Reclassification of asset groups	23,983	361	3,347	—	(27,691)	—
Transfer to investment properties	(121)	—	—	—	—	(121)
Impact of foreign currency translation	(607)	(49)	(171)	(31)	(9)	(867)
As at March 31, 2025	$132,178	$12,588	$39,511	$7,775	$3,726	$195,778
Accumulated amortization and impairment
As at April 1, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$—	$(92,605)
Disposals	778	216	291	211	—	1,496
Depreciation and amortization	(4,315)	(1,031)	(2,263)	(390)	—	(7,999)
Impact of foreign currency translation	2,777	316	1,176	271	—	4,540
As at March 31, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	121	100	366	307	—	894
Depreciation and amortization	(4,675)	(1,007)	(2,413)	(652)	—	(8,747)
Transfer to investment property	27	—	—	—	—	27
Impact of foreign currency translation	245	29	111	24	—	409
As at March 31, 2025	$(61,823)	$(8,519)	$(25,945)	$(5,698)	$—	$(101,985)
Carrying amounts
As at March 31, 2024	$51,268	$3,823	$10,414	$2,200	$12,193	$79,898
As at March 31, 2025	$70,355	$4,069	$13,566	$2,077	$3,726	$93,793

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
15.MINERAL RIGHTS AND PROPERTIES
Mineral rights and properties consist of:

As at	March 31, 2025	March 31, 2024
Producing mineral properties	$332,631	$299,312
Non-producing mineral properties	254,351	19,521
	$586,982	$318,833

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2023	$402,012	$120,118	$522,130
Capitalized expenditures	44,633	6,202	50,835
Environmental rehabilitation	89	151	240
Foreign currency translation impact	(20,174)	(5,914)	(26,088)
As at March 31, 2024	$426,560	$120,557	$547,117
Capitalized expenditures	48,210	6,122	54,332
Environmental rehabilitation	3,896	33	3,929
Foreign currency translation impact	(2,014)	(520)	(2,534)
Balance as at March 31, 2025	$476,652	$126,192	$602,844
Accumulated depletion and impairment
As at April 1, 2023	$(150,862)	$(88,048)	$(238,910)
Depletion	(18,379)	(2,405)	(20,784)
Foreign currency translation impact	7,584	4,305	11,889
As at March 31, 2024	$(161,657)	$(86,148)	$(247,805)
Depletion	(21,464)	(2,082)	(23,546)
Foreign currency translation impact	779	359	1,138
	$(182,342)	$(87,871)	$(270,213)
Carrying values
As at March 31, 2024	$264,903	$34,409	$299,312
Balance as at March 31, 2025	$294,310	$38,321	$332,631

Non-producing properties	BYP	Kuanping	El Domo	Condor	Total
Carrying values
As at April 1, 2023	$6,953	$13,253	$—	$—	$20,206
Capitalized expenditures	—	290	—	—	290
Environmental rehabilitation	20	—	—	—	20
Foreign currency translation impact	(337)	(658)	—	—	(995)
As at March 31, 2024	$6,636	$12,885	$—	$—	$19,521
Acquisition	—	—	201,014	24,945	225,959
Capitalized expenditures	—	543	7,166	1,275	8,984
Environmental rehabilitation	(26)	—	—	—	(26)
Foreign currency translation impact	(30)	(57)	—	—	(87)
Balance as at March 31, 2025	$6,580	$13,371	$208,180	$26,220	$254,351
The BYP Mine was placed on care and maintenance since August 2014 and the Company is conducting activities to apply for a new mining license, but the process has taken longer than expected.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The Kuanping Project was acquired in 2021 and is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project has received all required permits and licenses and is now ready for construction.
The Company acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.
The El Domo Project is a permitted, pre-construction stage copper-gold project, 75% owned by Adventus. The El Domo Project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The El Domo Project spans low-lying hills and plains between 300 to 900 m above sea level.
In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in local court in Las Naves Canton, Bolívar Province, Ecuador (the "Court") by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador ("MAATE") correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiffs subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. As of March 31, 2025, the Constitutional Court has not ruled on the clarification motion. Even if the Court issues a clarification order, it will not change the substance of the original inadmissibility decision or reverse it.
The Condor Project is located within one of the most developed trends in Ecuador, near large-scale operations such as the Fruta del Norte gold mine (33 km north) and the Mirador copper mine (55 km north) and 98.7% owned by Adventus.
16.CONVERTIBLE NOTES
On November 25, 2024, the Company issued the unsecured Convertible Senior Notes ("Convertible Notes") and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per $1,000 principal amount, representing an initial conversion price of approximately $4.628 per share, subject to certain anti-dilution adjustments.
In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their Convertible Notes and may be entitled to an increased conversion rate. A fundamental change includes the following occurrences:
•A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
•The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
•Approval by our shareholders of any plan for liquidation or dissolution.
Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.
Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company's right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the consolidated statements of income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.
The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	November 15, 2024	March 31, 2025
Share Price:	3.34	3.87
Credit spread (basis points):	809	559
Risk free rate:	3.84%	3.66%
Volatility:	42%	42%
Dividend yield:	0.75%	0.65%
The continuity of the host liability and embedded derivative liability is as follow:

Convertible Notes	Host liability	Derivative liability	Total
Balance as at April 1, 2024	$—	$—	$—
Issuance	110,880	39,120	150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value valuation	—	9,908	9,908
Balance as at March 31, 2025	$110,653	$49,028	$159,681

Presentation
Current liability	2,460	—	2,460
Non-current liability	108,193	49,028	157,221
Total	$110,653	$49,028	$159,681

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
17.LEASES
The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
As at April 1, 2023	$583
Addition	998
Interest accrual	22
Interest received or paid	(22)
Lease repayment	(262)
Foreign exchange impact	(4)
As at March 31, 2024	$1,315
Addition	283
Interest accrual	125
Interest received or paid	(125)
Lease repayment	(271)
Foreign exchange impact	4
As at March 31. 2025	$1,331
Less: current portion	278
Non-current portion	$1,053
The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at March 31, 2025:

Lease Obligations
Within 1 year	$364
Between 2 to 5 years	$1,270
Over 5 years	57
Total undiscounted amount	1,691
Less future interest	(360)
Total discounted amount	$1,331
Less: current portion	278
Non-current portion	$1,053
The lease obligations were discounted at discount rates ranging from 7.0% to 15.6% as at March 31, 2025 (March 31, 2024 - 9.2%).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
18.ENVIRONMENTAL REHABILITATION OBLIGATION
The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Environmental rehabilitation obligation
As at April 1, 2023	$7,318
Reclamation expenditures	(970)
Accretion of environmental rehabilitation liabilities	191
Revision of provision	259
Foreign exchange impact	(356)
As at March 31, 2024	$6,442
Reclamation expenditures	(819)
Accretion of environmental rehabilitation liabilities	139
Addition to provision	1,175
Revision to provision	2,728
Foreign exchange impact	(26)
As at March 31, 2025	$9,639
d
As at March 31, 2025, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $12.8 million (March 31, 2024 - $8.6 million), which has been discounted using an average discount rate of 1.94% (March 31, 2024 – 2.26%).
During the year ended March 31, 2025, the Company incurred actual reclamation expenditures of $0.8 million (year ended March 31, 2024 - $1.0 million), paid reclamation deposit of $0.1 million (year ended March 31, 2024 - $1.1 million) and received $0.2 million reclamation deposit refund (year ended March 31, 2024 - $3.0 million).
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.
19.SHARE CAPITAL
(a) Authorized
Unlimited number of common shares without par value. All shares issued as at March 31, 2025 were fully paid.
(b)Share-based compensation
The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.
For the year ended March 31, 2025, a total of $3.7 million (year end March 31, 2024 - $4.1 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
(i)Stock options
The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share in CAD
Balance, April 1, 2023	1,431,668	$6.01
Options cancelled/forfeited	(104,667)	5.83
Balance, March 31, 2024	1,327,001	$6.02
Options granted to directors, officers and employees	330,000	4.41
Replacement options issued upon Adventus Acquisition	1,766,721	5.71
Options exercised	(934,222)	3.85
Options cancelled/forfeited	(38,334)	6.30
Option expired	(171,186)	9.17
Balance, March 31, 2025	2,279,980	$6.20
The following table summarizes information about stock options outstanding as at March 31, 2025:

Exercise price in CAD	Number of options outstanding at March 31, 2025	Weighted average remaining contractual life (Years)	Number of options exercisable at March 31, 2025	Weighted average exercise price in CAD
$5.46	309,000	0.15	309,000	$5.46
9.45	360,000	0.62	360,000	9.45
9.96	41,956	0.66	41,956	9.96
12.52	35,525	0.67	35,525	12.52
7.49	49,096	1.65	49,096	7.49
9.07	224,989	1.84	224,989	9.07
7.99	126,875	1.88	126,875	7.99
3.93	310,000	2.07	240,334	3.93
6.21	15,225	2.17	15,225	6.21
3.75	10,150	2.49	10,150	3.75
3.65	20,162	2.65	20,162	3.65
4.93	5,075	2.74	5,075	4.93
5.13	256,708	2.81	256,708	5.13
4.08	60,000	2.90	40,000	4.08
2.67	150,220	3.82	150,220	2.67
4.41	304,999	4.00	46,666	4.41
$2.67 to $12.52	2,279,980	1.98	1,931,981	$6.54
The options exercisable at March 31, 2025 have a weighted average exercise price of $6.54 (March 31, 2024 - $6.52).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The fair value of stock options granted during the year ended March 31, 2025 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year Ended March 31,
2025
Risk free interest rate	3.39%
Expected life of option in years	3.11 years
Expected volatility	50.14%
Expected dividend yield	0.68%
Estimated forfeiture rate	9.77%
Weighted average share price at date of grant	$5.08 CAD
Subsequent to March 31, 2025, a total of 277,500 options were granted to directors, officers, and employees of the Company with exercise price of CAD$5.06 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.
Subsequent to March 31, 2025, a total of 7,666 options with an exercise price of CAD$4.03 were exercised.
(ii)Share purchase warrants
The following is a summary of share purchase warrant transactions:

	Number of warrants	Weighted average exercise price CAD
Balance, April 1, 2023 and 2024	—	$—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	6.47
Warrants expired	(1,387,164)	6.47
Balance, March 31, 2025	1,370,249	$4.41
On October 1, 2024, the corporate office had changed its functional currency from CAD to USD (Note 2 (h)). As a result, the CAD denominated warrants became derivative liability. The Company reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification. The warrants were remeasured at each reporting period:

Amount
Initial recognition on October 1, 2024	$2,771
Value of warrants exercised	(11)
Change in fair value	(897)
Foreign exchange impact	(123)
Balance, March 31, 2025	$1,740

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
The fair value of share purchase warrants was calculated as of the date of valuation using the Black-Scholes option pricing model with the following weighted average assumptions:

	July 31, 2024	October 1, 2024	March 31, 2025
Risk free interest rate	3.43%	2.93%	2.44%
Expected life in years	1.27 years	1.11 years	1.34 years
Expected volatility	46.55%	47.91%	49.67%
Expected dividend yield	0.68%	0.80%	0.80%
Estimated forfeiture rate	—%	—%	—%
Share price at the date of valuation (in CAD)	$5.21	$5.90	$5.55
The following table summarizes information about share purchase warrants outstanding as at March 31, 2025:

	Exercise price CAD	Number of warrants outstanding at March 31, 2025	Expiry date
Warrants issued upon Adventus acquisition	4.41	1,370,249	August 3, 2026
(iii)RSUs
The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(113,665)	5.04
Distributed	(928,755)	5.44
Balance, March 31, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.64
Distributed	(941,960)	5.87
Balance, March 31, 2025	2,197,873	$4.58
During the year ended March 31, 2025, a total of 1,044,750 RSUs (year ended March 31, 2024 - 1,056,000 RSUs) were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$4.41 (March 31, 2024 - CAD$5.28) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.
Subsequent to March 31, 2025, a total of 1,165,500 RSUs were granted to directors, officers, and employees of the Company subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.
Subsequent to March 31, 2025, a total of 209,708 RSUs with grant date closing prices of CAD$3.93 to CAD$5.28 were distributed, and a total of 13,000 RSUs were forfeited.
(c)Cash dividends declared
During the year ended March 31, 2025, dividends of $4.9 million or $0.025 per share (year ended March 31, 2024 - $4.4 million or $0.025 per share) were declared and paid.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
(d)Normal course issuer bid
On September 15, 2023, the Company announced a normal course issuer bid (the “2023 NCIB”), which allowed the Company to repurchase and cancel up to 8,487,191 of its own common shares until September 18, 2024. A total of 191,770 common shares were repurchased under the 2023 NCIB.
On September 17, 2024, the Company announced a normal course issuer bid (the “2024 NCIB”) commencing September 19, 2024 to repurchase up to 8,670,700 of its own common shares until September 18, 2025.
During the year ended March 31, 2025, the Company repurchased a total of 300,000 common shares at a cost of $1.0 million (year ended March 31, 2024 - 388,324 for $1.0 million), under the normal course issuer bids. All shares bought were subsequently cancelled.
(e)Earnings per share (basic and diluted)

	For the years ended March 31,
	2025			2024
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income attributable to equity holders of the Company	58,190			36,306
Basic earnings per share	58,190	204,008,035	0.29	36,306	176,997,360	0.21
Effect of dilutive securities:
Stock options and RSUs		2,293,935			2,140,250
Diluted earnings per share	58,190	206,301,970	0.28	36,306	179,137,610	0.20
Anti-dilutive options and warrants that are not included in the diluted EPS calculation were 121,493 for the year ended March 31, 2025 (year ended March 31, 2024 – 1,327,001).
20.ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	March 31, 2025	March 31, 2024
Loss on investments designated as FVTOCI	$24,416	$24,421
Share of loss in associate	2,233	1,449
Loss on currency translation adjustment	36,002	34,175
	$62,651	$60,045
The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
21.NON-CONTROLLING INTERESTS
Tables below summarize the financial information and continuity of the Company's material non-controlling interests:

As at March 31, 2025	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings
Non-controlling interests percentage	22.5%	20.0%	30.0%	25.0%
Current assets	$122,455	$9,020	$501	$27,485
Non-current assets	363,760	9,486	9,123	209,266
Current liabilities	(56,799)	(2,826)	(246)	(4,320)
Non-current liabilities	(58,949)	(1,339)	(36,835)	—
Net Assets (deficit)	$370,467	$14,341	$(27,457)	$232,431

Revenue	$256,020	$43,645	$—	$—
Net income (loss) and comprehensive income (loss)	85,842	9,485	(559)	(381)
Cash flows provided by (used in) operating activities	127,921	10,891	(302)	(2,720)
Cash flows (used in) provided by investing activities	(43,900)	2,908	—	(8,960.31)
Cash flows used in financing activities	(33,004)	(3,378)	—	(13,280.84)

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings
As at April 1, 2023	$85,282	$3,510	$2,640	$—
Share of net income (loss)	12,846	673	(151)	—
Share of other comprehensive loss	(3,063)	(55)	(96)	—
Distribution	(10,088)	(950)	—	—
As at March 31, 2024	$84,977	$3,178	$2,393	$—
Acquisition	—	—	—	23,204
Share of net income (loss)	18,967	1,851	(149)	(95)
Share of other comprehensive income	122	45	(19)	—
Adjustment to NCI	—	—	—	8,424
Distribution	(10,128)	(921)	—	—
As at March 31, 2025	$93,938	$4,153	$2,225	$31,533
During the year ended March 31, 2024, Henan Non-ferrous transferred 12.25% equity interest of Henan Found to Henan First Geological Brigade Ltd. (“First Geological Brigade”), a company who has the same ultimate parent company as Henan Non-ferrous. As at March 31, 2025 Henan Non-ferrous is the 5.25% equity holder of Henan Found and First Geological Brigade is the 12.25% equity holder of Henan Found.
Salazar Resources Ltd. ("Salazar") is 25% owner of the common share of Salazar Holding Limited ("Salazar Holding"), who owns 100% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Company has received priority repayment of its investment, the non-controlling interest will revert to 25%. As at March 31, 2025, the effective percentage of the non-controlling interest in Salazar Holding is 13.6%.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
22.RELATED PARTY TRANSACTIONS
Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:
(a)Due from related parties

As at	March 31, 2025	March 31, 2024
NUAG (i)	$33	$28
TIN (ii)	1,125	562
	$1,158	$590
i.The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2025, a total of $0.9 million (year ended March 31, 2024 - $1.0 million) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.
ii.The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2025, a total of $0.15 million (year ended March 31, 2024 - $0.3 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026.
(b)Compensation of key management personnel
The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2025 and 2024 were as follows:

	Years Ended March 31,
	2025	2024
Cash compensation	$3,758	$3,403
Share-based compensation	2,345	2,487
	$6,103	$5,890
23.CAPITAL DISCLOSURES
The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.
The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.
24.FINANCIAL INSTRUMENTS
The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
(a)Fair value
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2025 and March 31, 2024 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$363,978	$—	$—	$363,978
Short-term investments - money market instruments	4,762	—	—	4,762
Investments in public companies	14,743	—	—	14,743
Investments in private companies	—	—	2,534	2,534
Financial liability
Derivative liabilities	—	50,768	—	50,768

	Fair value as at March 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,942	$—	$—	$152,942
Short-term investments - money market instruments	30,620	—	—	30,620
Investments in public companies	41,818	—	1,217	43,035
Investments in private companies	—	—	3,219	3,219
Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.
Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2025 and 2024, due to the short-term nature of these instruments.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
There were no transfers into or out of Level 3 during the years ended March 31, 2025 and 2024.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	March 31, 2025
	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$63,881	$—	$—	$63,881
Convertible notes	7,515	178,520	—	186,035
Deposits received	7,264	—	—	7,264
Lease obligation	364	1,270	57	$1,691
Income tax payable	$2,679	$—	$—	$2,679
Total Contractual Obligation	$81,703	$179,790	$57	$261,550
(c)Foreign exchange risk
The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and intermediate holding companies, except those acquired from the acquisition of Adventus, has changed from the Canadian dollar to the US dollar. The functional currency of Adventus and its subsidiaries, New Infini and its subsidiaries, is the US dollar. The functional currency of all Chinese subsidiaries is Chinese yuan ("RMB"). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.
The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the U.S. dollar against the Canadian dollar and the Australian dollar as at March 31, 2025 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in currency
Canadian dollar	$1,358	$24	$195	$158	$851	$13,018	$(544)	$(1,081)	$13,979	$1,398
Australian dollar	250	—	—	—	—	1,422	—	—	1,672	167
	$1,608	$24	$195	$158	$851	$14,440	$(544)	$(1,081)	$15,651	$1,565
(d)Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
As at March 31, 2025, the Company had $1.3 million lease obligation that are subject to annualized interest rate ranging from 9.2% to 15.6%, and $110.7 million convertible notes liabilities that are discounted at 12.6% of the Company's unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.
As at March 31, 2025, the Company had $50.8 million mark-to-market value derivative liabilities. With other assumptions unchanged, an increase or decrease of 25 basis points of market interest rate would have resulted in a decrease (increase) to the net income of approximately $0.5 million.
(e)Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.
The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2025 (March 31, 2024 - $nil).
(f)Equity price risk
The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2025, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $1.6 million.
The fair value of the Company's derivative liabilities will also fluctuate based on the market price of the Company's common shares, and a 10% increase (decrease) in the Company's share price, with other assumptions unchanged, would have resulted in a decrease (increase) to the net income of $10.4 million.
(g)Metal price risk
The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.
The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)
If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.
25.SUPPLEMENTARY CASH FLOW INFORMATION
(a)Table below summarizes the information about changes in non-cash operating working capital:

	Years Ended March 31,
Changes in non-cash operating working capital:	2025	2024
Trade and other receivables	$1,749	$(479)
Inventories	(661)	610
Prepaids and deposits	686	(2,411)
Accounts payable and accrued liabilities	2,898	6,549
Deposits received	2,974	398
Due from a related party	(58)	(582)
	$7,588	$4,085
(b)Table below summarizes the information related to non-cash capital transactions:

	Years Ended March 31,
Non-cash capital transactions:	2025	2024
Acquisition of Adventus paid by equity securities	$176,265	$—
Additions of plant and equipment included in accounts payable and accrued liabilities	3,254	1,393
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$3,499	$(922)
(c)Table below summarizes the information related to cash and cash equivalents:

	March 31, 2025	March 31, 2024
Cash on hand and at bank	$236,457	$112,355
Bank term deposits and short-term money market investments	127,521	40,587
Total cash and cash equivalents	$363,978	$152,942